FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of October 2009

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXHIBIT INDEX

99.1	Press Release dated October 2, 2009 ("Turkcell Extraordinary General Assembly October 2, 2009")

EXHIBIT 99.1

TURKCELL EXTRAORDINARY GENERAL ASSEMBLY

OCTOBER 2, 2009

Subject: Statement made pursuant to Circular VIII, No: 54 of the Capital Markets Board.

Istanbul Stock Exchange ISTANBUL

Special Subjects:

At the Extraordinary General Assembly that was held on October 2, 2009:

1) It has been decided to amend Article 3 of Turkcell’s Articles of Association (entitled “Purpose and Subject Matter”) with respect to the arrangement dated February 28, 2008, concerning the Turkish foreign exchange legislation under the heading of “Credits” within the Decree on Protecting the Value of Turkish Currency. Providing they comply with regulations, residents in Turkey will be allowed to extend credits to companies abroad, in which they have a shareholding interest, parent companies abroad and group companies in Turkish Lira or other foreign currencies.

2) Effective from May 8, 2009, it has been decided that each Board member will be paid net remuneration amounting to US$5,000 per month, whereas the Independent Board member/members will additionally be paid net remuneration of Euro 10,000 per month.

TURKCELL ILETISIM HIZMETLERI A.S.

Nihat Narin Division Head Investor&Int. Media Relations 02.10.2009, 17:50	Burak Ertaş Division Head Consumer VAS 02.10.2009, 17:50

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: October 2, 2009	By:	/s/ Nihat Narin
Name: Nihat Narin Title: Investor & Int. Media Relations - Division Head

TURKCELL ILETISIM HIZMETLERI A.S.
Date: October 2, 2009	By:	/s/ Burak Ertaş
Name: Burak Ertaş Title: Consumer VAS - Division Head